UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-2745

Southern Natural Gas Company, L.L.C.

(Exact name of registrant as specified in its charter)

1001 Louisiana Street, Houston, Texas 77002, (713) 420-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.90% Notes due 2017

4.40% Notes due 2021

7.35% Notes due February 15, 2031

8% Notes due March 1, 2032

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Southern Natural Gas Company, L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Southern Natural Gas Company, L.L.C.

Date: May 25, 2012	By:	/s/ Joseph Listengart
Joseph Listengart
Vice President